Arrived STR 2, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

August 5, 2024

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Stacie Gorman

Re:	Arrived STR 2, LLC
Offering Statement on Form 1-A
Filed July 30, 2024
File No. 024-12474

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of  the Offering Circular on Form 1-A, as amended (the “Offering Statement”), of Arrived STR 2, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 12:00 PM Eastern Time, Wednesday, August 7, 2024, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to John Rostom, the Company’s Vice President of Legal at (814) 277-4833 ext. 701. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at john@arrived.com.

Sincerely,

ARRIVED STR 2, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal